                 SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549


                          Form 11-K
                   _______________________


        [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934


             For the fiscal year ended December 31, 1993


                             OR


      [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
           THE SECURITIES EXCHANGE ACT OF 1934


           For the transition period from ________ to  ________


                  Commission file number 1-8974

  ____________________________________________________________


                    AlliedSignal Thrift Plan

                      (Full Title of Plan)

  ____________________________________________________________


                        AlliedSignal Inc.
                         P. O. Box 4000
               Morristown, New Jersey  07962-2497


   (Name of Issuer of Securities Held Pursuant to the Plan and the Address of Its Principal Executive Office)






NOTE:   PURSUANT TO RULE 311(c) OF REGULATION S-T, THE
        FINANCIAL STATEMENTS ON PAGES F-3 THROUGH F-42 ARE BEING FILED UNDER COVER OF FORM SE.

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                    AlliedSignal Thrift Plan

                Index to Financial Statements

                                                     Page
                                                     ----

Report of Independent Accountants                     F-2



Statement of Financial Condition - as of
  December 31, 1993 and December 31, 1992             F-3



Statement of Income and Changes in Plan Equity -
  for the years ended December 31, 1993 and
  December 31, 1992                               F-4 and F-5




Notes to Financial Statements                     F-6 to F-42







                               F-1







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                REPORT OF INDEPENDENT ACCOUNTANTS







June 3, 1994




To the Participants and Administrator
of the AlliedSignal Thrift Plan



In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial condition of the AlliedSignal Thrift Plan at December 31, 1993 and 1992, and the results of its operations and the changes in Plan equity for the years ended December 31, 1993 and 1992, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



Price Waterhouse










                               F-2

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                           Signatures
                           ----------

The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     AlliedSignal Thrift Plan




                                     By:  /s/ Russell W. Hawkins
                                          ----------------------
                                          Russell W. Hawkins
                                          Staff Vice President -
                                          Benefits

Date:  June 22, 1994


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                          Exhibit Index
                          -------------




Exhibit No.                    Description
- - - - - ----------                     -----------

    I. Consent of Price Waterhouse, independent accountants, dated June 22, 1994.

                                                   EXHIBIT I



               CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Prospectus constituting part of the Registration Statement on Form S-8 (No. 33-50314) of AlliedSignal Inc. of our report dated
June 3, 1994 appearing on Page F-2 of this Form 11-K.








Price Waterhouse

Morristown, New Jersey
June 22, 1994